UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	5 December 2016

Release Number	27 /16

BHP BILLITON SUBMITS WINNING BID FOR TRION IN MEXICO’S FIRST DEEPWATER BID ROUND

BHP Billiton today announced that it submitted the winning bid to acquire a 60 per cent participating interest in and operatorship of blocks AE-0092 and AE-0093 containing the Trion discovery located in the deep-water Gulf of Mexico offshore Mexico. PEMEX Exploration & Production Mexico (Pemex) will retain a 40 per cent interest in the blocks. Pemex estimates the gross recoverable resource to be 485 MMboe. Subject to satisfaction of conditions (including the obtaining of government approvals), it is anticipated that the relevant agreements would be finalised and signed within 90 days.

BHP Billiton’s bid for Trion includes an upfront cash payment of US$62.4 million and a commitment to a Minimum Work Program (estimated to be up to a maximum of US$320 million).

Should BHP Billiton and Pemex agree to progress the project beyond the Minimum Work Program, BHP Billiton would be required to invest the remainder of the US$570 million Minimum Work Contribution (which includes the Minimum Work Program spend) and a US$624 million cash contribution (which comprises the upfront cash payment of US$62.4 million already paid and the balance of US$561.6 million as a future carry for Pemex). BHP Billiton’s bid also includes a commitment to an additional royalty of 4%.

Steve Pastor, BHP Billiton President Operations Petroleum, said “We see attractive potential in Trion and the Perdido trend, and we are pleased to have the opportunity to further appraise and potentially develop this prospective frontier area of the deep-water Gulf of Mexico.”

“This opportunity aligns with our strategy of owning and operating Tier-1 assets and provides an opportunity for BHP Billiton to leverage its industry leading deep-water drilling, development and operational expertise to create value in Mexico.”

Further information on BHP Billiton can be found at: bhpbilliton.com.

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Matthew Martyn-Jones	Tara Dines
Tel: +61 7 3227 5816 Mobile +61 419 418 394	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Matthew.Martyn-Jones@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3935 Mobile +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
United Kingdom and South Africa	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Email: Elisa.Morniroli@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
North America	Tel: +1 713 993 3737 Mobile: +1 347 882 3011
Email: James.Wear@bhpbilliton.com

Bronwyn Wilkinson
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 5, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary